EXHIBIT 99.1
SEABRIDGE GOLD

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	June 9, 2010

Permitting Progresses at Seabridge Gold`s KSM Project

Public Input Commences on Proposed Environmental Assessment Scope

Toronto, Canada- Seabridge Gold reports that the environmental permitting process for its 100% owned KSM Project in northern British Columbia [BC] is proceeding on schedule.  The Canadian Environmental Assessment Agency (CEAA) has released its “Proposed Scope of the Environmental Assessment” document and invited the public to submit comments over a 30 day period. This document identifies the components of the proposed KSM Project and the scope of the environmental assessment required to address the “comprehensive study regulations” as listed in the Canadian Environment Assessment Act.

Seabridge President Rudi Fronk stated that “the release of this document by the CEAA allows us to continue on schedule with the preparation of our environmental assessment application document which we plan to submit to the federal and provincial governments in late 2010.  We have been working diligently with the federal regulatory authorities to obtain this document since July 2009 when the CEAA released the Notice of Commencement for an Environmental Assessment. We look forward to reviewing the public comments, as public participation in Canadian environmental reviews is a key policy commitment by the federal government.  The Environmental Assessment process that we have entered into is identical to the process governing the release of final permits for the Morrison and Mount Milligan Copper-Gold projects (also both located in BC) and the proposed Detour Lake Gold Mine in Ontario.”

Environmental studies are being conducted under the leadership of Clem Pelletier, the CEO of Rescan Environmental Services Ltd.  Rescan Environmental Services Ltd. is a Canadian-based consulting firm offering a wide range of environmental and engineering services to clients around the world.  Rescan assists industries, institutions and governments in achieving sound environmental practices for the benefit of present and future generations.  Seabridge and Rescan will continue to work closely with federal and provincial regulators to advance the environmental permitting process of the KSM Project, and to share project related information with Treaty Nations, First Nations and public stakeholder groups.

KSM project mineral reserves, estimated in the recently completed Preliminary Feasibility Study using a gold price of US$850 per ounce and a copper price of US$2.25 per pound, are stated in the following table (see news release dated March 31, 2010 for details):

Zone	Reserve Category	Tonnes (millions)	In Situ Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

Estimated proven and probable reserves of 30.2 million ounces of gold (1.60 billion tonnes at 0.59 grams of gold per tonne) are derived from estimated total measured and indicated resources of 38.9 million ounces of gold (2.1 billion tonnes at 0.57 grams of gold per tonne) including allowances for mining losses and dilution (see www.seabridgegold.net/KSM-PFS.pdf for details).

National Instrument 43-101 Disclosure

The KSM Preliminary Feasibility Study was prepared by Wardrop, a Tetra Tech Company, under the direction of Frank Grills, and included the work of other consultants (see news release of March 31, 2010).  The 2010 KSM exploration program is under the direction of William E. Threlkeld, Senior Vice President of Seabridge.  Environmental activities at KSM are being conducted by Seabridge personnel and qualified consultants under the supervision of R .Brent Murphy, M.Sc., P.Geol., #1613 (NWT and Nunavut), Seabridge’s Environment and Sustainability Manager.  These individuals are Qualified Persons under National Instrument 43-101 and have approved this news release.

Seabridge holds a 100% interest in several North American gold resource projects.  The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories.  For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur including the timing and results of the environmental assessment and permitting process referred to in this release. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the December 31, 2009 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net